Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3030

Washington, D.C. 20549-5546, USA

United States of America	March 28, 2013

Re:	Siemens Aktiengesellschaft

Form 20-F for the

Fiscal Year Ended September 30, 2012

Filed November 28, 2012

File No. 001-15174

Dear Mr. James,

We are writing in response to your email dated March 15, 2013 to Mr. Joe Kaeser setting out a comment on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our response.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242

Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;

Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Roland Busch, Brigitte Ederer, Klaus Helmrich,

Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen, Michael Suess

Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684

WEEE-Reg.-No. DE 23691322

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended September 30, 2012

Item 5: Operating and Financial Review and Prospects

Fiscal 2012 - Financial Summary, page 57

1.	We note from your response to prior comments 1 and 2 that the applicable contracts were accounted for under IAS 11. Please respond to the following:

•

You note that you began using the cash basis of accounting for these contracts in the quarter ended September 30, 2012. Please separately explain how you accounted for this change and quantify its effect. Include a discussion of how you reflected the changes in your financial statements. Discuss your assessment of currently outstanding receivables and how you treated those amounts and why.

•

You note that as a result of termination clauses for payment defaults and for force majeure after the contractually agreed grace period, in most cases, you assessed terminations for payment defaults as the most likely scenario. Please tell us why and explain how these different scenarios impacted your estimates.

•

You note that during the fourth quarter of fiscal 2012, you observed a material devaluation of the Iranian Rial and a substantial increase in inflation. Please explain how these factors impacted your accounting and explain when they were reflected in your financial statements.

•

Further, please quantify the separate impact of these assumptions on your accounting. Given that you determined that you cannot reliably estimate the outcome of the contract, please explain why these changes resulted in a reduction to previously recognized revenues rather than as an expense. Refer to IAS 11.28, 32 and 36.

Response:

The U.S., the EU and other states have imposed sanctions against Iran. As a direct effect of these sanctions Iranian oil exports decreased and restrictions on monetary transactions were implemented. The decrease in cash flows from oil exports triggered an economic crisis in Iran that deepened in the fourth quarter of fiscal 2012, accompanied by a material devaluation of the Iranian Rial, an increase in inflation and domestic political conflicts. In addition, conflicts with neighboring countries and discussions about the Iranian nuclear program intensified during the fourth quarter of fiscal 2012, which led to additional EU sanctions against Iran in the fourth quarter of the 2012 calendar year. We do not expect any relaxation of the sanctions in the near-term. Against this background, we observed a worsened payment behavior (i.e., payment delays for advance payments) of our Iranian customers in the fourth quarter of fiscal 2012 and expect that such payment delays will become more significant and inevitably lead to payment defaults.

In addition to expected payment defaults, which we assessed as highly probable, we assessed an expected termination due to force majeure as second triggering event in the fourth quarter of fiscal 2012. One of our customers had previously been blacklisted by the EU in fiscal 2012 and appealed the blacklisting. Taking into account the advice of our external lawyers, we considered that a removal of that customer from the blacklist was probable through the third quarter of fiscal 2012. Given that the final EU court

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

decision was still not available and that we expected further EU sanctions later in the 2012 calendar year, we concluded as of September 30, 2012 that it was highly probable that we would be required to terminate the contracts with that customer due to force majeure.

Our Iran policies, which are designed to ensure compliance with the applicable sanctions, require the termination of contracts when it is legally permissible. The contracts with our Iranian customers include termination clauses for the event of a payment default and/or force majeure. The force majeure clause is applicable if, for example, business transactions with the customer and/or the supplies and services agreed upon in the contract are subject to sanctions.

In the fourth quarter of fiscal 2012, we individually analyzed each contract with our Iranian customers against the background of our Iran policies and assessed if either the payment default scenario or the force majeure scenario triggered a change in accounting estimate. Based on this analysis we grouped our Iran contracts into three categories: (a) contracts to be continued because management’s best estimate was that these contracts would not be terminated; (b) contracts to be terminated based on management’s best estimate to terminate due to expected payment defaults; and (c) contracts to be terminated based on management’s best estimate to terminate due to force majeure. In case of the termination scenarios the contractual grace period to exercise the termination has to be honored.

The accounting consequences for the three categories described above are as follows: For contracts to be continued (category (a)), the change in estimate is caused by a worsened creditworthiness and we account for this change to cash-based accounting in accordance with IAS 11.28 as expense. However, for contracts to be terminated (categories (b) and (c)), total contract revenues and total contact costs must be decreased based on management’s best estimate of the remaining scope of the contract. These changes are accounted for in accordance with IAS 11.38, which sets forth specific guidance for changes in estimates revising total contract revenues and total contact costs. We discuss the accounting treatment of contracts to be terminated in more detail below.

For contracts to be terminated, certain goods or services that were originally agreed under the relevant contract will not be delivered or rendered to the customer. The scope of the contract and thereby its volume decreases as a result of the expected termination. This results in decreased total contract revenues and decreased total contract costs. The absolute and relative decrease in total contract revenues and total contract costs will not be identical. As our contracts often require that we give prior notice of termination, we will have to continue to perform during the notice period and will incur contract costs during this period. In addition, some expected future contract-specific components are, for example, sub-contracted and cannot be cancelled by us without incurring additional costs, for example due to damage payments. These expected future contract costs until completion have to be considered in the project accounting even though the related contract revenues will no longer be generated due to the termination of the contract. We apply the cost-to-cost method (IAS 11.30 (a) as further explained in IAS 11.31) in order to determine the percentage-of-completion which compares contract costs incurred for work performed to date to the estimated total contract costs.

Changes in current estimates regarding contract revenues and contract costs are accounted for in accordance with IAS 11.38, which sets forth the principle for accounting for changes in estimates. IAS 11.38 refers to IAS 11.11-15 for changes in contract revenues and to IAS 11.16-25 for changes in contract costs (see the IFRS Foundations’ green book1 for the cross-references). The termination of a contract reduces total contract revenues and total contract costs. In this sense, termination is comparable to a contract variation (IAS 11.13). The accounting for terminations should therefore be consistent with the accounting for variations as both lead to a change in contract scope (IAS 11.12). IAS 11.12 explains that “[t]he measurement of contract revenue is affected by a variety of uncertainties that depend on the

[1]	IFRS Foundation (green book), A Guide through IFRS, Official pronouncements with extensive cross-references and other annotations.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

outcome of future events. These estimates often need to be revised as events occur and uncertainties are resolved.” While paragraph 28 of IAS 11 sets forth specific guidance on the question of uncertainties about the collectability of an amount already included in recognized contract revenue, a contract termination causes adjustments to estimated contract revenues and estimated contract costs which, when applying the cost-to-cost method to determine the percentage of completion, result in a decrease in recognized revenue for the contracts under review. Termination accounting applies irrespective of the reasons for the expected contract termination. We did not decrease total contract revenues due to collectability concerns but rather based on the expected exercise of contractual termination clauses against the background of our Iran policies.

•

You note that you began using the cash basis of accounting for these contracts in the quarter ended September 30, 2012. Please separately explain how you accounted for this change and quantify its effect. Include a discussion of how you reflected the changes in your financial statements. Discuss your assessment of currently outstanding receivables and how you treated those amounts and why.

For contracts with Iranian customers to be continued as described above the change in estimate was caused by a deterioration in creditworthiness. We changed the accounting treatment for these contracts to cash-based accounting in accordance with IAS 11.28 and accounted for the resulting impact as an expense. Income before income taxes was negatively impacted by €34 million.2

For contracts with Iranian customers to be terminated as described above, revenue was reversed by €180 million for terminations due to expected payment defaults and by €189 million for the terminations due to force majeure. Terminations due to expected payment defaults negatively impacted income before income taxes by €154 million; terminations due to force majeure had a negative impact of €140 million on income before income taxes.

Overall, the change in the accounting treatment due to the triggering events mentioned above impacted the following line items of our consolidated statements of income:

Line item	Impact in million €
Revenue	(389)
Cost of goods sold and services rendered	64

Gross profit	(325)

Marketing, selling and general administrative expenses	(3)
Other financial income (expense), net	(19)

Income from continuing operations before income taxes	(347)

Income taxes	88

Income from continuing operations	(259)

The expected reduced scope of work resulted in a reversal of revenue as the estimates of contract revenues and contract costs had to be revised in accordance with IAS 11.38. The positive effect in “Cost of goods sold and services rendered” was primarily due to the capitalization as inventories of costs incurred originally for materials made specially for the contracts. Based on management’s assessment of a highly probable termination of these contracts, it was determined that these materials would no longer be used in the context of these contracts with Iranian customers. Because the materials were acquired or manufactured specially for these contracts, the related costs had to be included in contract costs in

[2]	The expenses recorded in our 2012 financial statements amounted to €14 million due to a late detected misclassification of €20 million as revenue reduction. This misclassification has been assessed as immaterial.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

accordance with IAS 11.31 (a) and, thus, in cost of goods sold and services rendered. We assessed, however, that these materials could be modified and used in performing under other customer contracts. Accordingly, as of September 30, 2012, the costs were capitalized as inventories. The impact on “Other financial income (expense), net” resulted primarily from valuation allowances on certain financial assets of Siemens’ regional company in Iran and was not attributable to any of the categories (a), (b) and (c) mentioned above.

Additionally, the following line items of the consolidated statements of financial position were affected:

Line item	Impact in million €	Line item	Impact in million €
Trade and other receivables[3]	(170)	Equity	(259)
Inventories	(77)	Other current liabilities	65
Deferred tax assets	72	Remaining miscellaneous liabilities	15
Remaining miscellaneous assets	(4)

The items “Costs and earnings in excess of billings on uncompleted contracts” and “Billings in excess of costs and estimated earnings on uncompleted contracts and related advances”, which were impacted by the reversal of revenue, are presented in the line items “Inventories” and “Other current liabilities”. The net effect shown in the line item Inventories includes the capitalization of costs incurred for materials mentioned above.

Due to the fact that the contractually agreed payment schedules with our Iranian customers are mainly based on advance payments according to contract milestones, the volume of outstanding accounts receivable was not significant. These accounts receivable were impaired in accordance with IAS 39.58 to reflect the worsened creditworthiness. These impairments resulted in an immaterial increase in expenses.

The change in accounting treatment had no effect on our reported cash flows.

•

You note that as a result of termination clauses for payment defaults and for force majeure after the contractually agreed grace period, in most cases, you assessed terminations for payment defaults as the most likely scenario. Please tell us why and explain how these different scenarios impacted your estimates.

As of September 30, 2012, all contracts with our customers in Iran were analyzed individually with regard to contractual defaults and our Iran policies referred to above.

A termination due to force majeure requires a higher threshold compared to a termination due to payment default. Contracts may be terminated due to force majeure if, for example, a specific customer is named on a blacklist. As of September 30, 2012, one of our customers was blacklisted by the EU. Given that the final EU court decision was still not available and that we expected further EU sanctions later in the 2012 calendar year, we concluded it was highly probable that we would be required to terminate the contracts with this customer due to force majeure. This conclusion resulted in termination accounting for these contracts. This change in estimate as of September 30, 2012 resulted in a reversal of revenue by €189 million and reduced income before income taxes by €140 million as explained above.

For all other contracts for which we determined termination as the most likely scenario, our determination was based on expected payment defaults. Given the economic crisis in Iran we assessed these expected payment defaults as highly probable due to the effectiveness of the sanctions against Iran. This change in estimate as of September 30, 2012 resulted in a reversal of revenue by €180 million and reduced income before income taxes by €154 million as explained above.

[3]

The decrease in the line item Trade and other receivables of €170 million as recorded in our 2012 financial statements includes €145 million which should have been recorded as an increase in Other current financial liabilities. This misclassification has been assessed as immaterial.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

For all contracts expected to be terminated, the scope of work to be performed under the contract was expected to decrease based on an individual analysis of the terms and conditions of the respective contract, including the grace period mentioned above. Accordingly, we revised our estimates of contract revenues and contract costs pursuant to IAS 11.38. These changes in estimates resulted in the impacts on revenue and income before income taxes described above.

•

You note that during the fourth quarter of fiscal 2012, you observed a material devaluation of the Iranian Rial and a substantial increase in inflation. Please explain how these factors impacted your accounting and explain when they were reflected in your financial statements.

During the fourth quarter of fiscal 2012 several factors, including a material devaluation of the Iranian Rial and a substantial increase in inflation, led to a worsened economic situation in Iran which triggered a reassessment of our contracts with customers in Iran. Based on this reassessment, as of September 30, 2012, the expected payment defaults for our Iranian customers had become highly probable. We determined that the payment delays would result in payment defaults given the economic crisis in Iran and assessed these payment defaults as highly probable due to the effectiveness of the sanctions against Iran.

For contracts which were assessed to be continued, we changed the accounting to cash-based accounting and recorded expenses with a negative effect on income before income taxes of €34 million as of September 30, 2012.

For contracts expected to be terminated due to default of payment as described above we reversed revenue by €180 million as of September 30, 2012. Income before income taxes was reduced by €154 million due to terminations due to expected payment defaults.

•

Further, please quantify the separate impact of these assumptions on your accounting. Given that you determined that you cannot reliably estimate the outcome of the contract, please explain why these changes resulted in a reduction to previously recognized revenues rather than as an expense. Refer to IAS 11.28, 32 and 36.

As indicated above, we accounted for the effects in the change in estimate by changing the accounting treatment to: (a) cash-based accounting for contracts to be continued; (b) accounting for termination for contracts to be terminated based on expected payment defaults; and (c) accounting for termination for contracts to be terminated based on force majeure.

For contracts to be continued, the change in estimate was caused by a deterioration of the customers’ creditworthiness and we accounted for this change to cash-based accounting (IAS 11.32) in accordance with IAS 11.28 as expense.

For contracts to be terminated based on contractual termination clauses we reversed revenue (IAS 11.38). As discussed above, while paragraph 28 of IAS 11 sets forth specific guidance on the question of uncertainties about the collectability of an amount already included in recognized contract revenue, a

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

contract termination causes adjustments to estimated contract revenues and estimated contract costs which, when applying the cost-to-cost method to determine the percentage of completion, result in a decrease in recognized revenue for the contracts under review. Termination accounting applies irrespective of the reasons for the expected contract termination. We did not decrease total contract revenues due to collectability concerns but rather based on contractual termination clauses against the background of our Iran policies.

Provisions were recognized in accordance with IAS 11.36 for loss making projects if the change in estimate changed the project economics due to the mentioned asymmetry of the absolute and relative decrease in contract revenue and contract costs. The recognition of these provisions resulted in an immaterial increase in expenses.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

* * *

We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.

In accordance with your request, Siemens Aktiengesellschaft acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 28, 2013

Very truly yours,

SIEMENS AKTIENGESELLSCHAFT

/s/ DR. JOCHEN SCHMITZ
Name: Dr. Jochen Schmitz Title: Corporate Vice President and Controller

/s/ DR. ANDREAS C. HOFFMANN
Name: Dr. Andreas C. Hoffmann Title: General Counsel Corporate & Finance

cc:	Mr. Joe Kaeser

Executive Vice President and Chief Financial Officer

Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen

Executive Vice President and General Counsel

Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq.

Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft